Exhibit 99.3

LUFAX HOLDING LTD

(a limited company incorporated in the Cayman Islands)

Amended and Restated Phase I Share Incentive Plan

I.	Definitions and Interpretations

Unless otherwise stated, the terms or abbreviations used herein shall have the following meaning:

Shareholders’ Meeting	means the shareholders’ meetings held by the Company in accordance with its articles of association, as amended or supplemented from time to time, and Applicable Laws (including HKSE Listing Rules)

Board	means the board of Directors of the Company

Director	means the director of the Company

Administrator	means the Board or any Director, committee or any other person designated by the Board for the purpose of administration and implementation of this Plan

HKSE	means the Stock Exchange of Hong Kong Limited

HKSE Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Associate(s)	shall have the meaning ascribed to it in the HKSE Listing Rules

NYSE	means the New York Stock Exchange

Initial Public Offering	means the initial public offering and listing of the Shares of the Company on the NYSE on October 30, 2020

Share	means (i) the Class A ordinary share of the Company prior to the Initial Public Offering; or (ii) the ordinary share of the Company with a par value of US$0.00001 per share after the Initial Public Offering

Option	means the right granted to a Participant to purchase a certain number of Shares of the Company over a certain period at a predetermined price and subject to the predetermined terms and conditions

Employment Relationship	means the labor or employment relationship with the Company and the applicable Related Entity

Officer	means Chief Executive Officer, general manager, deputy general manager, assistant general manager, financial principal, and any other person determined in accordance with the relevant articles of association and by the Board from time to time

Fair Market Value of Shares	means, as of any date, the value of Shares determined as follows: (i) if there is any public market for the Shares, the closing price per Share quoted on the exchange determined by the Board as the principal market of the Shares on the last trading day immediately prior to the day of determination (or if no closing price is reported on such day, the closing price on the last trading day on which such closing price is reported) or (ii) if there is no public market of the Shares as referred in clause (i), the value determined by the Board in good faith on the basis of the following factor: value per Share appraised by a qualified appraiser approved by the Board

Related Entity	means any entity directly or indirectly controlling the Company, controlled by the Company directly or indirectly through shares or agreements, or directly or indirectly under common control with the Company

Service Provider	means any person who provides services to the Company on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Company

Participant	means any of the Company’s Directors, Officers, Employees and Service Providers who is eligible to participate in the Plan in accordance with the terms provided herein

Competition Event	a Competition Event occurs if any Participant (i) becomes shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entity; or (ii) engages in any act that may bring competitive advantages to such competitor

Company	means Lufax Holding Ltd (formerly known as Wincon Investment Company Limited), a company incorporated and validly existing under the laws of the Cayman Islands

Shareholder of the Company	means existing shareholder of the Company, excluding any potential investor of the Company or any Participant who exercises their awards pursuant to any share incentive plan of the Company (including this Plan)

This Plan	means this Amended and Restated Phase I Share Incentive Plan

Option Grant Notice	means the notice given to the eligible Participants to grant a certain number of Options to such Participants

Disability	means the inability of any Participant to perform his/her duties due to work-related or non-work-related disability or illness as provided under laws and regulations then in effect, and evidenced by conclusion issued by the competent authority based on applicable legal standards

Grant	means the act of granting the Option to the Participant under this Plan

Grant Date	means the date on which the Option is granted to the Participant

Vest	means an act of administration through which a certain number of Options that are non-exercisable become exercisable within the agreed timeframe in consideration of the Company’s performance and the achievement of the Participant

Applicable Laws	means requirements of any applicable laws related to the Shares, requirements of any applicable laws related to the administration of the share incentive plan, rules of any relevant stock exchange and national market mechanism, and laws and regulations of any jurisdiction that are applicable to the grant of Option to residents residing in any jurisdiction

Employee	means any person who maintains Employment Relationship with the Company or its Related Entity

Exercise	means the Participant’s purchasing the Shares of the Company at a predetermined price and subject to the predetermined terms and conditions within the specified period

Exercise Price	means the price for the Participant to purchase the Shares, which is predetermined by the Board at time of granting the Option to the Participant and specified in the Option Grant Notice

Initial Date of Exercise	means the date on which the Participant is entitled to exercise the vested Options pursuant to this Plan and any other provisions regarding the exercise approved by the Board or Administrator

Term	means the period of time commencing from the date on which the Option is granted to the Participant and ending on the date on which such Option lapses

II.	General Provisions

1.

This Phase I Share Incentive Plan, prepared by the Board, is to be implemented by the Administrator as authorized by the Board to attract and retain talents, promote long-term sustainable development of the Company and its Related Entities, provide maximum value to the Company’s shareholders, and achieve common benefit for shareholders, the Company and Employees.

2.

Eligible Participants will be granted a certain number of Options which would be vestable and exercisable by the Participant subject to certain conditions and time requirements, and then cashable by sale of such vested and exercised Options at the discretion of such Participant.

III.	Grant of Option

1.

The maximum aggregate number of Shares that may be issued under this Plan shall be 30,644,803 Shares (“Mandate Limit of this Plan”), among which the maximum aggregate number of Shares that may be granted to Service Providers shall be 12,000,000 Shares (“Service Provider Mandate Limit of this Plan”). The maximum aggregate number of Shares issuable by exercise of Options or performance share units under this Plan and any other equity incentive plan of the Company shall be 45,644,803 Shares, representing 3.98% of the issued share capital of the Company as of the date on which this Plan is approved, among which the maximum aggregate number of Shares that may be granted to Service Providers shall be 15,000,000 Shares.

2.	The Board shall review and decide whether or not to grant Options each year based on the need of business development.

3.

The scope of the grantees, Participants, and amount of Option granted hereunder shall be determined by the Board based on the position and performance of the Participants. Service Providers shall include those who provide consultancy service and business cooperation service to the Company; the Board shall determine the eligibility of Service Providers to participate in the Plan based on the nature and term of their service and the long-term interests of the Company.

4.

The Exercise Price of the Option granted hereunder shall be evaluated with arrangement by the Board in line with the following principles, and shall be specified in the Option Grant Notice then issued to the Participants:

(1)	The Exercise Price of Option shall not be lower than the higher of the following:

a)	the Fair Market Value of Shares on the Grant Date; and

b)	the par value of the Share.

(2)

After the shares of the Company are listed on the HKSE, if the Exercise Price of any Option granted hereunder is denominated in US dollars and Participants may purchase American Depository Shares of the Company upon exercise of such Option, subject to compliance with Section 4(1), the Exercise Price of Option shall not be lower than the higher of the following:

a)	the closing price per American Depositary Share of the Company on the NYSE on the Grant Date, which shall be a NYSE business day; and

b)	the average closing price per American Depositary Share of the Company on the NYSE for the five NYSE Business Days immediately preceding the Grant Date.

(3)

After the Shares of the Company are listed on the HKSE, if the Exercise Price of Option granted hereunder is denominated in Hong Kong dollars and Participants may purchase Shares of the Company upon exercise of such Option, subject to compliance with Section 4(1), the Exercise Price of Option shall not be lower than the higher of the following:

a)	the closing price per Share of the Company on the HKSE on the Grant Date, which shall be a HKSE business day; and

b)	the average closing price per Share of the Company on the HKSE for the five HKSE Business Days immediately preceding the Grant Date.

(4)	Subject to the listing rules of the exchange and laws of the jurisdiction where the Company is listed, the Board is entitled to ultimately decide on the Exercise Price of the Option.

5.

Unless otherwise provided by Applicable Laws and agreed by the Board, the Participant shall not pledge, transfer or dispose of the Options in any other way during the Term, and failure to do so shall make all of the Options held by such Participant (vested or not) lapse or be forfeited upon such disposal. Without affecting the forgoing, this Plan shall be binding on the successor or assignee of any Participant.

6.

The Granting, vesting, exercise and any other matter regarding the Option shall comply with this Plan, relevant resolutions adopted by the Board and provisions of Applicable Laws. The Company, Shareholders of the Company and Related Entities shall not be held liable for failure to obtain the necessary approval, registration or filing for Grant, vesting, exercise and any other matter regarding the Option from any competent regulator, other than due to intentional or gross negligence on the part of the Company, Shareholders of the Company or Related Entities.

7.

The Board shall prepare the Key Terms of Phase I Share Incentive Plan and the Notice to Employees (Amended and Restated) (the “Notice Letter”), and no Participant shall be eligible to be granted any Option unless such Participant signs and undertakes to comply with the Notice Letter.

8.

If any Participant is or could be prohibited from trading securities under the listing and trading rules of the jurisdiction where the Company is listed or any other applicable rules, regulations or laws, the Company shall not make any grant to such Participant, and such Participant shall not accept any grant even if such grant is made by the Company.

9.	After the Shares of the Company are listed on the HKSE, the Grant shall also comply to the following provisions:

(1)

Where any grant of Options or performance share units (the “PSUs”) to a Participant would result in the Shares issued and to be issued in respect of all Options or PSUs granted to such person (excluding any Options and PSUs lapsed in accordance with the terms of this Plan or any other share incentive plans of the Company) in the 12-month period up to and including the Grant Date representing in aggregate over 1% of the total Shares in issue, such Grant must be separately approved by Shareholders’ Meeting in accordance with the listing and trading rules of the jurisdiction where the Company is listed.

(2)

Any Grant to a Director, Chief Executive Officer, Co-Chief Executive Officer or substantial shareholder of the Company, or any of their respective Associates, under a scheme of the Company must be approved by the independent non-executive Directors of the Company (excluding any independent Director who is the grantee of the Options).

(3)

Where any Grant to a Director (other than an independent Director), Chief Executive Officer or Co-Chief Executive Officer of the Company, or any of their Associates would result in the shares issued and to be issued in respect of all Options and PSUs granted (excluding any Options and PSUs lapsed in accordance with the terms of this Plan or any other share incentive plans of the Company) to such person in the 12-month period up to and including the Grant Date, representing in aggregate over 0.1% of the total Shares in issue, such further Grant must be approved by the Shareholders’ Meeting in the manner set out in the HKSE Listing Rules.

(4)	Where the Company cancels any Option granted to a Participant under this Plan and makes a new Grant to the same Participant under this Plan:

a)	The Company shall grant new Options to such Participant within the limit then available for use under the Mandate Limit of this Plan set forth in Section 3.1 hereof ; and

b)

If such Participant is a Service Provider, subject to compliance with Section 9(4)(a) above, the Company shall grant new Option to such Participant within the available Service Provider Mandate Limit of this Plan as set forth in Section 3.1 hereof.

The Options cancelled will be regarded as utilized for the purpose of calculating the available Mandate Limit of this Plan (and the Service Provider Mandate Limit of this Plan).

(5)

No Option shall be granted by the Company upon its knowledge of any insider information until and including the trading date after announcement of such information; specifically, no Option shall be granted within one month prior to the earlier of the following: 1) The date of meeting of the Board to adopt any annual, semi-annual, quarterly and any other interim performance of the Company (which is the date of such meeting firstly notified by the Company to the HKSE under the HKSE Listing Rules); and 2) Any period of time required for the announcement of annual, semi-annual, quarterly or any other interim performance by the Company under the HKSE Listing Rules. Any timing restriction shall end on the date of the announcement of the Company’s performance. No Option shall be granted during any delay of announcement of Company’s performance.

IV.	Vesting of Option

1.

Unless otherwise determined by the Board, the Option granted hereunder in each installment shall be vested over a period of 4 years, with the first vesting date being the first anniversary of the applicable Grant Date (or the next day if there is no such anniversary). Unless otherwise provided under Section 4(2), the maximum amount of Options that are vestable in each year shall be 25% of the total Options granted in such installment.

2.

The Board shall calculate the number of vestable Options with consideration of the performance of the Company and Participants based on the number of annual vestable Options (which is equal to the total Options granted in the applicable installment divided by expected times of vesting):

(1)

The Board will determine annual operating targets of the Company and the Related Entities, the fulfillment of which shall be used to determine the Option vesting ratio of the Company and the Related Entity respectively in the following year, and the annual vesting amount of any Participant shall be the number of vestable Options of such Participant for the applicable year multiplied by the corresponding vesting ratio (“Annual Vested Amount”). For the first three years over a four-year-period during which the Option granted hereunder is vestable, if the Option vesting ratio for any of such three years is less than 100%, the portion of unvested Option in such year may be transferred to the next year (which transfer shall be one-off and only to the immediately next year) and, if the Option vesting ratio for the next year is (i) 100%, all of such unvested Option shall be vested; or (ii) less than 100%, all of such unvested Option shall be forfeited. If the Option vesting ratio for the 4th vestable year is less than 100%, all of the unvested Option shall be forfeited with immediate effect.

(2)

Any participant whose performance is among the bottom 10% in the latest annual performance review shall be disqualified from vesting his/her Option for the applicable year, and his/her vestable Option for such year shall be forfeited without any compensation from the Company.

3.	Notwithstanding the foregoing, the Board may within its authority separately provide for the frequency, amount and special rules of the vesting of each installment of Options in whole or individually.

V.	Exercise of Option

1.

Unless otherwise provided in this Plan, the Term of each installment of Option granted hereunder shall be 10 years from the Grant Date, and the Options that are not exercised during the Term shall be forfeited. The Board shall have the discretion to extend the Term if necessary.

2.

Unless otherwise specified under this Plan and by the Board, or required by Applicable Laws, the Participant shall, from the Initial Date of Exercise to the end of the Term, make an exercise application in accordance with the exercise process, method and notice determined by the Company at the time, and after the necessary elements such as the exercisable number, exercise qualification and compliance conditions are confirmed by the Company, it shall be exercised in accordance with an exercise instruction duly delivered by or on behalf of the Company. The specific exercise procedures and methods may be amended by the Company from time to time based on circumstances with effect upon approval by the Board or its authorized director. The Initial Date of Exercise shall be duly notified to the Participants by the Board, provided that such date shall be no earlier than 6 months after the date of the Initial Public Offering or later than 8 years after the Grant Date.

3.

The Participant shall exercise the Option at Exercise Price determined at the time of grant and stated in the Option Grant Notice, and shall bear corresponding taxes, foreign exchange and other costs. If, for any reason attributable to the Participant, including but not limited to insufficient funding and foreign exchange issue, the Participant fails to exercise the Options in full, such Participant shall bear the liabilities and losses arising therefrom.

4.

When exercising the Option, the Participant shall pay taxes in full in accordance with Applicable Laws and regulations. If the Company or any of the Related Entities is required to withhold any tax, the Participant shall cooperate with the Company or the applicable Related Entities.

5.

The Option may only be exercised by the Participant and his/her successor determined hereunder. An Option shall have been exercised if the Participant issues exercise notice to the Company or other entities determined by the Board under this Plan (the Company shall properly determine and provide the form of such exercise notice), fully pays the Exercise Price and taxes required by laws, and is registered directly or indirectly as the holder of the Shares issuable upon his/her exercise of underlying the Option.

6.

No Participant shall be entitled to any shareholder’s rights or interests attached to any Share issuable upon his/her exercise of the underlying Option unless and until such Participant is duly registered in the register of shareholders of the Company.

7.

After a Participant becomes a shareholder of the Company upon exercise of his/her Option hereunder, such Participant shall be bound by the articles of association and other relevant documents of the Company and shall rank pari passu with other holders of ordinary shares of the Company (including but not limited to voting right, dividend right, transfer right and shareholders’ rights upon liquidation). For the avoidance of any doubt, unless otherwise provided hereunder, the Participant shall not be entitled to any right preferable to any other holder of ordinary shares of the same class.

8.

To the extent permitted by the Applicable Laws and that it is feasible, notwithstanding Section 5(5) hereunder, as an alternative to the payment of Exercise Price under this Plan, subject to the consent of the Board, the Participant may pay the Exercise Price by way of commitment of simultaneous sale, which by the Participant will irrevocably exercise his/her Options and simultaneously sell up to all of the Shares that can be acquired by such Participant from such exercise to pay for the Exercise Price to the Company directly, and any excessive amount from such sale proceeds over the Exercise Price shall be paid to the Participant.

9.

Unless otherwise approved by the Board or the Shares hereunder are held by the successor of the Participant due to his/her death, no transfer (including but not limited to transfer among Participants) of any Share acquired upon exercise of the Option hereunder by the Participant shall be made unless by transaction on the secondary market. Any such transfer by the Participant shall also be in compliance with the laws and regulations of the place where the Shares are listed and the rules of the applicable exchange (including but not limited to lock-up requirements).

10.

The exercise of the Option, issuance and transfer of the Shares issuable upon such Exercise shall comply with all the Applicable Laws, and failure to do so shall make the Shares issuable upon such exercise un-issuable and un-transferrable.

11.	The Board may within its authority separately provide for the maximum number of Options exercisable each year after the Initial Date of Exercise, either as a whole or individually.

VI. Special Treatment of Option

1.	If a Participant terminates or ends his/her Employment Relationship with the Company or the applicable Related Entities:

(1)

if the Employment Relationship is terminated or expires prior to the Initial Public Offering of the Company and within six months after the Initial Public Offering (i.e. before April 30, 2021) (except for the circumstances described under Section 6(2) and 6(3)) for any reason, all the Options held by such Participant (whether vested or not) shall be forfeited without any compensation from the Company.

if the Employment Relationship is terminated or expires after six months following the Initial Public Offering (i.e. on or after April 30, 2021) (except for the circumstances described under Section 6(2) and 6(3)), and there is no circumstance set forth under Section 6(2) or Article VII, the Participant shall have 90 exercisable days for all vested but unexercised Options held by such Participant, and any unvested Options shall be forfeited immediately; the foregoing “exercisable day” means any date on which the Administrator notifies the Participant that any of his/her vested Options become exercisable; if the Options are not exercised within such 90 exercisable days, the Participant shall be deemed to have surrendered all of his/her Options for forfeiture by the Company without compensation.

(2)

if any Participant retires at mandatory retirement age after more than 5 years of service in the Company, or if any Participant retires, ends his/her employment or dies due to Disability resulting from work-related injury without circumstances described under Section 6(2) or Article VII, any Option granted to such Participant may be continuingly held by such Participant or his/her successor, and will be vestable, exercisable and sellable for proceeds by such Participant or his/her successor pursuant to this Plan.

(3)

if any Participant retires, ends his/her employment or dies due to Disability resulting from work-related injury without circumstances described under Section 6(2) or Article VII, any vested Option of such Participant may be continuingly held by such Participant or his/her successor and will be vestable, exercisable and sellable for proceeds by such Participant or his/her successor pursuant to this Plan; and any unvested Options of such Participant shall be forfeited by the Company without compensation.

2.

In case of any breaching act of by any Participant during his/her employment, the Company or any other entity determined by the Board shall have the right to properly dispose of the Options held by such Participant based on the circumstances, including but not limited to:

(1)

if the Options of such Participant have not been exercised, the Company or any other entity determined by the Board shall have the right to forfeit all or any part of such Options (whether vested or not) without any compensation.

(2)

if the Options of such Participant have been exercised, the Company or any other entity determined by the Board shall have the right (but no obligation) to repurchase all or any part of the Shares or rights relating thereto acquired by such Participant upon exercise of such Options for one or more than one times at a price equal to the lower of the Exercise Price paid by such Participant (if applicable) or the Fair Market Value of Shares (approved by the Board), and the frequency and amount of such repurchase shall be determined by the Company or any other entity determined by the Board.

(3)	Notwithstanding the foregoing, the Board may within its authority provide separately for the specific treatment rules of the Options in whole or separately.

VII.	Competition Event

1.	Upon engagement in any Competition Event by any Participant:

(1)

All Options (whether vested or not) held by such Participant shall be forfeited without any compensation if his/her engagement in the applicable Competition Event occurs prior to termination or expiry of his/her the employment or within 3 years thereafter without written consent of the Company.

(2)

If such Participant has exercised his/her Option, the Company or any other entity determined by the Board shall have the right (but no obligation) to repurchase the Shares acquired by the Participant from such Exercise as follows: upon occurrence of Competition Event by such Participant, the Company or any other entity determined by the Board shall have the right to repurchase all or any part of the Shares or rights relating thereto acquired by such Participant upon exercise of such Options for one or more than one times at a price equal to the lower of the Exercise Price paid by such Participant or the Fair Market Value of Shares (approved by the Board), and the frequency and amount of such repurchase shall be determined by the Company or any other entity determined by the Board .

VIII.	Other Matters

1.

Unless otherwise required by Applicable Laws and with the consent of the Board, no Participant shall hold any Option on behalf of any other person, and failure to do so shall make all the Options held by such Participant (whether vested or not) forfeited.

2.	This Plan and any information and documents relating to the Option shall be confidential and may not be disclosed by any Participant to any third party without the prior written consent of the Board.

3.

The Board is entitled to interpret this Plan. Unless otherwise provided herein or under the listing rules of the exchange where the Company’s Shares are listed, any interpretation made by the Board shall be final, conclusive and binding on all parties.

4.	The Term of this Plan is ten years.

IX.	Administrator and its Duties

1.	The Board is responsible to define principles and framework of this Plan, which shall be finalized upon consideration and approval at the Shareholders’ Meeting.

2.

Unless otherwise provided under this Plan or the listing rules of the exchange where the Company’s shares are listed, the Board shall have the right to terminate or adjust this Plan (including and not limited to amending this Plan as required by Applicable Laws or for the development of the Company), and shall have the right, but no obligation, to determine an alternative plan at its sole discretion for unconditional acceptance by the Participant; provided, however, that any material amendment to the terms of this Plan, or any amendment to the provisions relating to the matters set forth in Section 17.03 of the HKSE Listing Rules in favor of the Participants, or any amendment to the right of the Directors or the Administrator to amend the terms of this Plan shall not be effective without approval from the Shareholders’ Meeting. If this Plan is terminated, the Options granted to the Participants prior to such termination will continue to be vestable and/or exercisable pursuant to the original granting terms.

3.	The Board may at its discretion authorize the Administrator with certain powers to transact any business relating to this Plan.

4.	Subject to its approval, this Plan shall be administered and implemented by the Board or the Administrator.

5.

The Board has the right to cause the Shares to be under escrow and administration by qualified Administrator appointed by the Board, and the arrangement relating to such escrow or administration shall be decided by the Board.

6.	During the Term of this Plan, the Company shall reserve authorized share capital at an amount sufficient to satisfy applicable requirements under this Plan.

7.

If the initial grant of any Option to any Participant is approved by the Board, the nomination and remuneration committee of the Board, the independent Directors and/or the Shareholders’ Meeting (as the case may be), any subsequent amendment to the terms of such grant shall be also subject to the approval by the Board, the nomination and remuneration committee of the Board, the independent Directors and/or the Shareholders’ Meeting (as the case may be). The foregoing shall not apply to any amendment which does not become effective automatically hereunder.

8.

In the event of any capitalization issue, sub-division or consolidation of shares, rights issue or reduction of share capital of the Company, the Board shall have the right to adjust the number and price of the Options and/or Shares under this Plan to ensure that each Participant receive the same percentage of share capital (rounded to the nearest whole share) as they were entitled immediately prior to such adjustment, provided that no such adjustments may be made to the extent that a Share would be issued at less than its par value. The issue of securities as consideration in a transaction may not be regarded as a circumstance requiring adjustment. In respect of any such adjustments, other than any made on a capitalization issue, an independent financial adviser or the Company’s auditors must confirm to the Directors in writing that the adjustments satisfy the aforesaid provisions. Subject to the listing rules and laws of the jurisdiction where the Shares of the Company are listed, the Board’s decision shall be final and binding.

X.

In the event of any change or adjustment to the Applicable Laws, the Board may replace any granted Option with the option of any other granting entity determined by the Board at its discretion for unconditional acceptance by the applicable Participant.

XI.	Entire Agreement

This Plan, the Option Grant Notice and the Notice Letter shall together constitute entire agreements between the Participants and the Company with respect to this Plan and supersede all prior undertakings and agreements between the Company and the Participants with respect to this Plan in their entirety. Nothing in this Plan, the Option Grant Notice and the Notice Letter (unless otherwise expressly provided therein) shall be deemed to be intended to grant any rights or remedies to any person other than the Participants and the Company.

XII.	Governing Law

This Plan, the Option Grant Notice and the Notice Letter shall be governed by and construed in accordance with the laws of the People’s Republic of China (excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan). If any provision of this Plan, the Option Grant Notice and the Notice Letter is held invalid or unenforceable, such provision shall be enforced to the fullest extent permitted by law, and the remaining provisions hereof and thereof shall continue to be valid and enforceable.

XIII.	Dispute Resolution

Any dispute arising from or in connection with this Plan, the Option Grant Notice and the Notice Letter shall be submitted to Shanghai International Economic and Trade Arbitration Commission for arbitration in accordance with its arbitration rules in effect at the time of submission. The arbitral award shall be final and binding upon all of the Parties. The arbitration place shall be Shanghai.

XIV.	Headings

The headings used in this Plan, the Option Grant Notice and the Notice Letter shall be for convenience only and not be deemed to be part or affect interpretation of this Plan, the Option Grant Notice and the Notice Letter.

XV.	Notice

Any notice required or permitted hereunder shall be made electronically or in writing and, if in writing, be duly given upon delivery to the address of record of the Company or its update from time to time.